SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

May 7th, 2007

APRIL 2007 TRAFFIC

Passenger activity

•	Traffic up by 3.1%
•	Load factor at the high level of 82.3%
•	Good level of unit revenue

Passenger activity

In April, the first month of the 2007 summer season, Air France-KLM posted a 3.1% rise in traffic, compared with April 2006. This was a good performance given the calendar effect of the Easter holiday which was much more favourable in April 2006. After an increase in capacity of 4.1%, the load factor stood at 82.3% (-0.8 points). The Group carried close to 6.3 million passengers (+1.8%). The yield remained at a good level.

•	On the Americas network traffic increased by 6.1% with a 9.4% rise in capacity. The load factor remained very high at 86.9%

(-2.7 points).

•	The Asian network recorded traffic growth of 3.3% with capacity up by 4.5%. The load factor was 86.7% (-1.0 point).

•	On the Africa & Middle-East network traffic fell by 0.9% while capacity was down by 2.8%. The load factor was 79.7% (+1.5 points).

•	On the Caribbean & Indian Ocean network traffic increased by 0.2%, despite a 1.1% reduction in capacity; the load factor was 84.6% (+1.0 point).

•	The European network saw traffic 2.6% higher while capacity increased by 3.9%. The load factor was 72.5% (-0.9 points).

Cargo activity

In April 2007, the cargo load factor remained stable at 67.4%, with an identical 0.8% fall in both traffic and capacity.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Olivier Mougeot – +33 (0)1 41 56 56 10 – olmougeot@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	April			Cumulative
Total Group	2007	2006	%	2007-08	2006-07%
Passengers carried (000s)	6,310	6,198	1.8%	6,310	6,198	1.8%
Revenue pax-kilometers (RPK)	17,004	16,495	3.1%	17,004	16,495	3.1%
Available seat-kilometers (ASK)	20,668	19,860	4.1%	20,668	19,860	4.1%
Load factor (%)	82.3%	83.1%	(0.8)	82.3%	83.1%	(0.8)

Europe (including France)
Passengers carried (000s)	4,436	4,363	1.7%	4,436	4,363	1.7%
Revenue pax-kilometers (RPK)	3,516	3,428	2.6%	3,516	3,428	2.6%
Available seat-kilometers (ASK)	4,849	4,668	3.9%	4,849	4,668	3.9%
Load factor (%)	72.5%	73.4%	(0.9)	72.5%	73.4%	(0.9)

America (North and South)
Passengers carried (000s)	746	709	5.2%	746	709	5.2%
Revenue pax-kilometers (RPK)	5,531	5,215	6.1%	5,531	5,215	6.1%
Available seat-kilometers (ASK)	6,366	5,821	9.4%	6,366	5,821	9.4%
Load factor (%)	86.9%	89.6%	(2.7)	86.9%	89.6%	(2.7)

Asia / Pacific
Passengers carried (000s)	440	422	4.2%	440	422	4.2%
Revenue pax-kilometers (RPK)	3,793	3,671	3.3%	3,793	3,671	3.3%
Available seat-kilometers (ASK)	4,373	4,185	4.5%	4,373	4,185	4.5%
Load factor (%)	86.7%	87.7%	(1.0)	86.7%	87.7%	(1.0)

Africa / Middle East
Passengers carried (000s)	418	429	(2.7)%	418	429	(2.7)%
Revenue pax-kilometers (RPK)	2,200	2,220	(0.9)%	2,200	2,220	(0.9)%
Available seat-kilometers (ASK)	2,760	2,840	(2.8)%	2,760	2,840	(2.8)%
Load factor (%)	79.7%	78.2%	1.5	79.7%	78.2%	1.5

Caribbean / Indian Ocean
Passengers carried (000s)	271	275	(1.5)%	271	275	(1.5)%
Revenue pax-kilometers (RPK)	1,964	1,961	0.2%	1,964	1,961	0.2%
Available seat-kilometers (ASK)	2,321	2,346	(1.1)%	2,321	2,346	(1.1)%
Load factor (%)	84.6%	83.6%	1.0	84.6%	83.6%	1.0

Cargo activity (in millions)

	April			Cumulative
Total Group	2007	2006	%	2007-08	2006-07%
Revenue tonne-km (RTK)	911	918	(0.8)%	911	918	(0.8)%
Available tonne-km (ATK)	1,350	1,361	(0.8)%	1,350	1,361	(0.8)%
Load factor (%)	67.4%	67.5%	(0.0)	67.4%	67.5%	(0.0)

Europe (including France)
Revenue tonne-km (RTK)	7	7	9.7%	7	7	9.7%
Available tonne-km (ATK)	48	47	3.4%	48	47	3.4%
Load factor (%)	15.4%	14.5%	0.9	15.4%	14.5%	0.9

America (North & South)
Revenue tonne-km (RTK)	284	294	(3.3)%	284	294	(3.3)%
Available tonne-km (ATK)	427	434	(1.6)%	427	434	(1.6)%
Load factor (%)	66.5%	67.7%	(1.2)	66.5%	67.7%	(1.2)

Asia / Pacific
Revenue tonne-km (RTK)	466	469	(0.5)%	466	469	(0.5)%
Available tonne-km (ATK)	631	647	(2.6)%	631	647	(2.6)%
Load factor (%)	73.9%	72.4%	1.6	73.9%	72.4%	1.6

Africa / Middle East
Revenue tonne-km (RTK)	101	94	8.0%	101	94	8.0%
Available tonne-km (ATK)	159	147	7.7%	159	147	7.7%
Load factor (%)	63.9%	63.8%	0.2	63.9%	63.8%	0.2

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: May 7, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations